

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 14, 2007

Mr. Claude A. Swanson Hornsby
Wolseley plc
Parkview 1220
Arlington Business Park, Theale
Reading, Berkshire, RG7 4GA United Kingdom

   Re: Wolseley plc
       Form 20-F for the fiscal year ended July 31, 2006
       Filed November 30, 2006
       File No. 1-15186

Dear Mr. Hornsby:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief